

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03056218

NO ACT
P.E 1-27-03
0 - 30883

April 4, 2003

Edward Young
Hale and Dorr LLP
60 State Street
Boston, MA 02109

Act	1934
Section	
Rule	14A-8
Public Availability	4/4/2003

Re: I-many, Inc.
Incoming letter dated January 27, 2003

Dear Mr. Young:

This is in response to your letters dated January 27, 2003 and February 4, 2003 concerning the shareholder proposal submitted to I-many by Bradley C. McCurtain. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Bradley C. McCurtain
15 Monument Square
Portland, ME 04101

CRGH

HALE AND DORR LLP
COUNSELORS AT LAW

haledorr.com
60 STATE STREET • BOSTON, MA 02109
617-526-6000 • FAX 617-526-5000

EDWARD YOUNG
617-526-6659
edward.young@haledorr.com

January 27, 2003


SEC MAIL PROCESSING
RECEIVED
JAN 28 2003
181
WASH. D.C. SECTION

By Federal Express

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW
Washington, D. C. 20549

Re: I-many, Inc. - Shareholder Proposal of Bradley C. McCurtain

Ladies and Gentlemen:

Our client, I-many, Inc. (the "Company"), has received a shareholder proposal (the "Proposal") from Bradley C. McCurtain (the "Proponent") for consideration at the Company's 2003 Annual Meeting of Shareholders (the "2003 Annual Meeting"). For the reasons set forth below, the Company intends to omit the Proposal and the accompanying supporting statement from the proxy statement and form of proxy for the 2003 Annual Meeting. The Company intends to file its definitive proxy materials for the 2003 Annual Meeting on or after April 18, 2003. Accordingly, in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, this letter is being submitted not less than 80 days before the filing of such definitive proxy materials.

Pursuant to Rule 14a-8(j), enclosed are:

1. The original and five additional copies of this letter, which includes a statement of reasons why the Company considers the omission of the Proposal to be proper in this case;

2. Six copies of the Proposal and supporting statement received on January 2, 2003 (attached as Exhibit A); and

3. Six copies of all other correspondence (attached as Exhibit B).

A copy of this letter is also being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's proxy materials for its 2003 Annual Meeting.

BACKGROUND

On January 2, 2003, the Company received a communication from the Proponent containing the Proposal for consideration at the Company's 2003 Annual Meeting. The Proposal states as follows:

> Be it resolved that the Company's Compensation Committee shall be compromised [sic] of non-management Directors and at least one independent, non-director shareholder all of whom shall be approved annually by a majority vote of shareholders.

REASONS FOR OMISSION

The Company believes it may properly omit the Proposal from its 2003 proxy materials for the following reasons:

1. The Proposal would, if implemented, cause the Company to violate Delaware law, and the Proposal may therefore be omitted under Rule 14a-8(i)(2).

2. The Company would lack the power or authority to implement the Proposal, and the Proposal may therefore be omitted under Rule 14a-8(i)(6).

3. The Proposal violates SEC rules, because it is vague, rendering it misleading, and it may therefore may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

4. The Proposal has already been substantially implemented by the Company, to the extent that the Proposal does not violate Delaware law, and the Proposal may therefore be omitted under Rule 14a-8(i)(10).

5. The Proponent has not yet satisfied the eligibility requirements for submitting a shareholder proposal (Rule 14a-8(b)(2)) and if he fails to remedy this procedural defect within 14 days from the date he received the Company's notification of such defect, as required under Rule 14a-8(f)(1), his Proposal may be omitted under Rule 14a-8(b).

DISCUSSION

1. **The Proposal would, if implemented, cause the Company to violate Delaware law, and the Proposal may therefore be omitted under Rule 14a-8(i)(2).**

Rule 14a-8(i)(2) provides that a shareholder proposal may be omitted if it would cause the company to violate any state, federal or foreign law to which it is subject. The Company is a Delaware corporation and is therefore subject to and governed by the Delaware General Corporation Law statute. Furthermore, the Division has long recognized that a proposal may be omitted under Rule 14a-8(i)(2) if it would cause a company to unilaterally breach an existing contract. *See, e.g., Brunswick Corp. (January 31, 1983); Gold Reserve Corp. (February 13, 1986).*

Under the Proposal, the Compensation Committee would be required to include at least one non-director shareholder whose appointment, as well as the appointment of the non-management directors on the committee, would be approved annually by a majority vote of shareholders.

The following provisions of the Delaware General Corporation Law statute prescribe clear and unequivocal statutory rules regarding the composition and manner of selecting board committees:

- Section 141(a) sets forth the following general rule:

  The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

- Section 141(c)(1) sets forth the following general rule about committees to which the board may delegate its powers:

  The board of directors may, by resolution passed by a majority of the whole board, designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation.

- Section 157(c), which authorizes the board to issue rights and options, provides the following exception to the foregoing general rule:

  The board of directors may, by a resolution adopted by the board, authorize one or more officers of the corporation to do one or both of the following: (i) designate officers and employees of the corporation or of any of its subsidiaries to be recipients of such rights or options created by the corporation and (ii) determine the number of such rights or options to be received by such officers and employees...

No provision of the Delaware General Corporation Law statute or the Company's certificate of incorporation authorizes anyone but a director (or, in the limited circumstances contemplated by Section 157, an officer) to serve on a board committee or authorizes anyone but the board to determine who serves on a board committee. In other words, there is no basis under the Delaware General Corporation Law statute or the certificate of incorporation for non-director shareholders to serve on a board committee or for the shareholders to determine who serves on a board committee.

In addition, under Proposed NASD Rule 4350, every issuer, including the Company, which is party to a listing agreement with NASDAQ will be required to have the compensation of its officers determined by a compensation committee comprised solely of directors meeting standards to be specified by NASDAQ. There is no provision in this rule permitting a non-director shareholder to be part of such a compensation committee. Therefore, the Proposal would cause the Company to be in violation of its NASDAQ listing agreement, and face possible delisting, as soon as Rule 4350 is adopted.

For these reasons, the Proposal would violate the Delaware General Corporation Law statute and the Company's listing agreement with NASDAQ, and may be omitted under Rule 14a-8(i)(2).

2. **The Company would lack the power or authority to implement the Proposal, and the Proposal may therefore be omitted under Rule 14a-8(i)(6).**

Rule 14a-8(i)(6) permits the omission of a shareholder proposal if, upon passage, the Company would lack the power or authority to implement the proposal. The Proposal and the supporting statement would establish criteria in regard to non-management status and/or independence which directors would have to satisfy in order to be eligible to serve on the Compensation Committee. Under the Delaware General Corporation Law statute, committees must be composed of directors, and directors are elected solely by the shareholders. It is not within the power of the Company or its Board of Directors to enforce the election by shareholders of any particular persons as directors, nor to require or ensure that the number of persons elected by the shareholders who meet the Proponent's criteria will be sufficient to permit the board to fill specified committees with people who meet those criteria.

In the past, the Division has excluded shareholder proposals prescribing criteria for board members or for members of board committees on the basis that companies cannot ensure that a sufficient (or indeed any) number of people who meet the criteria will be elected. *See Farmer Bros. Co.* (October 15, 2002); *Dendrite International Inc.* (March 20, 2002); *Marriott International, Inc.* (February 26, 2001). The Proposal presented to the Company is unlike the proposals in *Boeing Company* (February 7, 2002), in *Murphy Oil Corp.* (March 10, 2002), in *EMC* Company (March 10, 2002), in *Commerce Bancorp, Inc.* (March 15, 2002) and in *General Motors Company* (March 22, 2001), all of which contained various conditions or qualifications. *See also* Staff Legal Bulletin No. 14 (July 13, 2001) in regard to the critical significance of such conditions and qualifications.

The absolute, unqualified nature of the Proposal makes the *Farmer Bros.* line of no action letters applicable, rather than the *Boeing, Murphy Oil, EMC Company, Commerce Bancorp* or *General Motors* lines of no action letters. For that reason, the Proposal may be omitted pursuant to Rule 14a-8(i)(6).

3. **The Proposal violates SEC rules, because it is vague, rendering it misleading, and it may therefore may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-9.**

A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting statement." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the [c]ompany in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (July 30, 1992).

The Staff has determined that one respect in which a proposal may be considered sufficiently vague to warrant its exclusion is where "the standards under the proposal may be subject to differing interpretations." *Hershey Foods Corp.* (December 27, 1988). *In Jos Schlitz Brewing Co.* (March 21, 1977), the Staff permitted the exclusion of a proposal requesting that the company's board of directors adopt a policy of not allowing the company's advertisements to appear on television shows "containing excessive and gratuitous violence." The Staff agreed with the company's assertion that "the determination of what constitutes 'excessive and gratuitous' violence is a highly subjective matter." In concurring that the proposal could be excluded due to its vagueness, the Staff took particular note of the fact that "each stockholder is likely to have a different idea as to what type of programming they would be asking the [c]orporation not to advertise on when voting on the [p]roposal," with the result that "any resultant action by the [c]ompany would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal."

As with the standards in the *Schlitz* and *Hershey* proposals, the standards articulated in the Proposal are subject to a wide array of interpretations. In particular:

- The Proposal requires that at least one committee member be "independent," but contains no guidelines as to what constitutes "independence."

- It is unclear whether "non-management" status or absence of "close ties" to management is intended be the criterion for the remaining members of the Compensation Committee. The Proposal says the former but the supporting statement says the latter. The latter is particularly susceptible to varying interpretations.

- The Proposal does not indicate whether it is intended to be merely a precatory recommendation to the board of directors or a binding corporate governance provision or, if intended to be binding, how it is to be adopted (for example, as an amendment to the Company's certificate of incorporation or by-laws).

These critical ambiguities are similar to the critical ambiguities in *Duke Energy Corp.* (February 8, 2002).

Because the Proposal uses broad and ambiguous terms, the Company's shareholders are being asked to approve a Proposal that essentially provides no guidelines as to what steps the Company is expected to take. If the Company sought to implement the Proposal, the Company would be left with no indication as to when and under what standard it might be able to appoint members to the Compensation Committee. Moreover, any resultant action by the Company would have to be made without guidance and consequently in possible contravention of the intention of the stockholders who voted in favor of the Proposal.

In sum, the Proposal is so vague and indefinite that neither the Company's shareholders nor its management can be certain of what they are being asked to approve or implement, respectively. As such, the Proposal can properly be omitted in its entirety pursuant to Rule 14a-8(i)(3).

4. **The Proposal has already been substantially implemented by the Company, and to the extent the Proposal would not violate Delaware law, and the Proposal may therefore be omitted under SEC Rule 14a-8(i)(10),**

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the omission of a proposal that was "moot." Rule 14a-8(i)(10) also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. In 1983, the Commission determined that the previous formalistic "fully effected" application of Rule 14a-8(c)(10) (the predecessor of Rule 14a-8(i)(10)) defeated the purpose of the rule. See SEC Release No. 34-30091 (August 16, 1983). The Commission reaffirmed this interpretation in 1998 and the Division has thereafter applied this interpretation. See SEC Release No. 34-40018 (May 21, 1998); *AMR Company* (April 17, 2000); and *Masco Company* (March 29, 1999)

The Company currently has two compensation-related committees. One committee, composed entirely of non-management directors, is responsible for (i) all aspects of the CEO's compensation and (ii) all decisions regarding executive equity compensation. The other committee, on which the CEO serves as a member, is responsible for determining the non-equity compensation of the Company's employees, including executive officers other than the CEO.

Because the Company's stock is quoted on NASDAQ, the Company's board of directors takes all steps, to the fullest extent possible, to cause the composition of committees to meet applicable requirements of NASDAQ as from time to time in effect. Accordingly, the board will comply with any new NASDAQ requirements when and as such requirements are promulgated. These requirements are expected to mandate that both committees be comprised solely of non-management directors meeting specified criteria of independence. The definitive criteria to be adopted by NASDAQ have not yet been promulgated.

Based on the foregoing, the Company submits that it has substantially implemented those elements of the Proposal that accord with the Delaware General Corporation law statute and NASDAQ rules and which are within its power to implement.

5. **The Proponent has not yet satisfied the eligibility requirements for submitting a shareholder proposal (Rule 14a-8(b)(2)) and if he fails to remedy this procedural defect within 14 days from the date he received the Company's notification of such defect, as required under Rule 14a-8(f)(1), his Proposal may be omitted under Rule 14a-8(b).**

In order for a shareholder to be eligible to submit a proposal, the shareholder must have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date" the shareholder submits the proposal. Rule 14a-8(b)(1). The shareholder must also continue to hold those securities through the date of the meeting and must state in writing his intention to do so. *Id.* Rule 14a-8(b) contains two methods for proving such ownership, depending upon whether the shareholder is a registered holder of the shares or a beneficial owner. In the case of the former, the company is expected to verify the shareholder's eligibility on its own. Rule 14a-8(b)(2). In the case of the latter, shareholders must prove their eligibility by either (a) submitting to the company a written statement from the record holder (usually a bank or broker) verifying that, at the time the proposal was submitted the shareholder continuously held the company's securities for at least one year; or (b) by providing a copy of any of the filings indicated in the rules. Rule 14a-8(b)(2)(i)-(ii).

On January 16, 2003, the Company notified the Proponent that it was unable to verify his status as a registered holder of the Company's shares and requested that he provide proof of beneficial ownership and the other documentation prescribed by the Rules. The Company enclosed a copy of the Rules with its notification so that the Proponent could see and understand precisely what documentation Rule 14a-8(b)(2) requires. A copy of the Company's notification is attached as Exhibit B.

The Company delivered the notification to the Proponent on January 16, 2003 by hand. Unless the Proponent provides the required documentation by January 30, 2003, the Company will be entitled to exclude the Proposal pursuant to Rule 14a-8(b)(2). We will inform you as to whether or not the Proponent provides such documentation.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me collect at (617) 526-6659 if I can be of any further assistance in this matter.

Sincerely yours,



Edward Young

EY:waw

Cc: Mr. Bradley C. McCurtain

Received 1/02/03
RGS

Exhibit A

Shareholder Proposal:

"Be it resolved that the Company's Compensation Committee shall be compromised of non-management Directors and at least one independent, non-director shareholder all of whom shall be approved annually by a majority vote of shareholders."

Reason, the Compensation Committee has at times consisted of just two people, one of which is the CEO of the company. While the Committee has a separate subcommittee for executive compensation, significant compensation and incentives have been awarded to the senior management team as well as to select members of the Board of Directors, including hundreds of thousands of stock options at the (then) all time low closing price of the Company's stock. Since the Company went public in July 2000, there has been little correlation between director/management compensation/incentives and the Company's earnings and/or stock performance. The Company has a small board that works very closely with management. Compensation to the key people who run our company should be independent of those close ties.

Bradley C. McCurtain, 15 Monument Square, Portland, ME 04101, owner of 5,000 shares makes this proposal. McCurtain is President of Maine Securities Corporation in Portland and also an analyst who follows the Company.

bcc: Hale and Dorr

Exhibit B



Robert G. Schwartz, Jr.
Vice President and General Counsel

Worldwide Headquarters:

I-many, Inc.
5th Floor
537 Congress Street
Portland, ME 04101

ph 207 774 3244
fax 207 772 8597

www.imany.com

January 16, 2003

BY HAND

Bradley C. McCurtain
Maine Securities Corporation
15 Monument Square
Portland, Maine 04101

Re: Shareholder Proposal

Dear Mr. McCurtain:

I-many has received the shareholder proposal that you sent us. I want to thank you for your interest in our company, and I recognize your desire to make suggestions you believe are in the interest of the company's shareholders. In this case, however, we do not believe that the proposal is necessary or appropriate to present to the shareholders, for two reasons:

- First, as presently constituted, the company has two compensation committees. One of these committees, the executive compensation committee, is responsible for all decisions regarding executive equity compensation and for all aspects of Mr. Powell's compensation. That committee is made up solely of independent directors. The other committee, of which Mr. Powell is a member, is responsible for determining the non-equity compensation of the company's executive officers.

  As you may know, one of the corporate governance rules proposed for adoption by NASDAQ is the requirement that all executive compensation be approved by independent directors. To implement this rule, the company expects to consolidate the responsibilities of these two compensation committees into a single committee, which would be made up solely of independent directors. We believe, then, that the company is taking action consistent with your objectives, and that your proposal is therefore not necessary.

- Second, I believe that the inclusion on the compensation committee of a shareholder who is neither a director nor an officer, and the designation of the committee by shareholders rather than by directors, is impermissible under Delaware law. I have consulted our outside law firm on this question, and they have directed me to Sections 141(a), 141(c) and 157 of the Delaware Corporation Law. I would be happy to show you copies of this statute.

In other words, the first part of the proposal is moot as a practical matter and the second part is not lawful. For these reasons, I-many asks you to withdraw the proposal.

In addition, I am enclosing a copy of the Securities and Exchange Commission's Rule 14a-8 which governs shareholder proposals. If you decide not to withdraw your proposal, you will need to furnish the materials required by Question 2 of Rule 14a-8 no later than January 30, 2003. You can send them to my attention.

Since I am just across the street from you, I would be happy to sit down with you to discuss any aspect of this matter.

Very truly yours,



Robert G. Schwartz, Jr.
Vice President and General Counsel

Encl.

consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) the security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7.

1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[Adopted in Release No. 34-378(A), September 24, 1935, amended by Release No. 34-1823, August 11, 1938; Release No. 43-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-5276, January 30, 1956, 21 F. R. 578; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-31326 (¶ 85,051), effective October 22, 1992, 57 F.R. 48276; Release No. 34-35036 (¶ 85,459), effective December 17, 1994, 59 F.R. 63676; Release No. 34-37183 (¶ 85,805), effective June 14, 1996, 61 F.R. 24652; Release No. 33-7912 (¶ 86,404), effective December 4, 2000, 65 F.R. 65736.]

[¶ 24,012] Shareholder Proposals

Reg. § 240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of

[The next page is 17,541-3.]

the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting

the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its

definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[Adopted in Release No. 34-3347, December 18, 1942, 7 F.R. 10659; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; Release No. 34-8206 (¶ 77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶ 78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶ 80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶ 81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; Release No. 34-16356 (¶ 82,358), effective December 31, 1979, 44 F. R. 68764; Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; Release No. 34-20091 (¶ 83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶ 83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶ 84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶ 84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶ 86,018), effective June 29, 1998, 63 F.R. 29106.]

[¶ 24,013] False or Misleading Statements

Reg. § 240.14a-9. (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

[Adopted in Release No. 34-378(A), September 24, 1935; amended by Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431;

HALE AND DORR LLP
COUNSELORS AT LAW

haledorr.com
60 STATE STREET • BOSTON, MA 02109
617-526-6000 • FAX 617-526-5000

EDWARD YOUNG
617-526-6659
edward.young@haledorr.com

February 4, 2003

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, NW
Washington, D. C. 20549

Re: I-many, Inc. - Shareholder Proposal of Bradley C. McCurtain-Follow-up Letter

Ladies and Gentlemen:

Reference is made to my letter to you dated January 27, 2003 requesting that the Division take a no action position with respect to the intention of I-Many Inc. (the "Company") to omit from the proxy materials for its 2003 Annual Meeting of Stockholders a proposal (the "Proposal") made by Bradley C. McCurtain (the "Proponent").

I am sending you six copies of this letter, which sets forth additional reasons for omitting the Proposal based upon the attached correspondence which the Company received on January 30, 2003 from the Proponent and which is described in more detail in Section 3 below.

1. The modifications to the Proposal suggested by the Proponent on January 30, 2003 should be disregarded because the modifications are so different from the original Proposal that they constitute a new proposal whose submission was not timely.

If a proponent amends his proposal after the deadline for submission of proposals and the amended proposal is so different from the original proposal that it is in fact a new proposal whose submission was not timely, the revised proposal may be excluded. See *Paramount Packaging Corporation (February 11, 1981).*

On January 30, 2003, 28 days after the January 2, 2003 deadline for submitting shareholder proposals set forth in the Company's proxy statement for its 2002 Annual Meeting,[1] the Proponent submitted to the Company the attached document entitled "Shareholder Proposal to Conform," which contained several modifications to his original Proposal. Among other things, the "Shareholder Proposal to Conform"

[1] The Company established the January 2, 2003 deadline in accordance with Rule 14a-8(e). January 2, 2003 is 120 days prior to May 2, 2003. May 2, 2002 was the date on which the Company's proxy statement for its 2002 annual meeting was first released to shareholders.

- deletes the provision requiring the directors on the Committee to be "approved annually by a majority vote of shareholders," and

- provides that "the Company shall permit observer status at Committee meetings to at least one independent, non-director shareholder" rather than providing that the Committee itself must include as a full member "at least one independent, non-director shareholder."

These changes – the complete deletion of the shareholders' role in the entire process and the change in the status of the participating shareholder from a voting member to an observer – constitute substantial (indeed fundamental) changes from the Proposal as originally submitted.

Accordingly, the proposed revisions should be disregarded and the "Shareholder Proposal to Conform," to the extent it may have been intended by the Proponent to be included in the Company's 2003 proxy materials, may be omitted.

2. The "Shareholder Proposal to Conform," even if it had been timely submitted, would have introduced additional critical vagueness and ambiguity into the Proposal.

Section 3 of my January 27, 2003 letter identifies several critical ambiguities in the Proposal as originally submitted. The "Shareholder Proposal to Conform" adds further critical ambiguities:

- It nowhere explains how the shareholder observer would be selected:
  - By the board of directors?
  - By the shareholders?
  - By lot?
  - By self-selection? (i.e., if only one self-selected shareholder showed up at a particular Committee meeting, would the Committee be obligated to permit him or her to observe? If so, what would happen if two such persons showed up?)

- It nowhere explains what procedures would be followed to ensure that highly confidential information about individual employees and their compensation would not be inappropriately disseminated by the observer, or whether (to the contrary) the observer could disseminate to anyone whatever confidential information he or she chose.

- It does not explain whether the Shareholder Proposal to Conform is merely a precatory recommendation or a binding corporate governance provision or, if intended to be binding, how it would be adopted or who would subsequently be empowered to amend or repeal it.

For these reasons, if the Shareholder Proposal to Conform had been timely submitted, it would only have exacerbated the vagueness and ambiguity of the Proposal as originally submitted and would have provided additional grounds for omitting the Proposal pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

3. **The Proponent did not provide, within the 14-day deadline imposed by Rule 14a-8(f), required documentation as to his compliance with the eligibility requirement of Rule 14a-8(b) in regard to continuous ownership of Company stock for one year prior to the date he submitted his Proposal.**

As described in Section 5 of my January 27, 2003 letter, the Company notified the Proponent by hand delivery on January 16, 2003 that the Company was unable to verify his status as a registered holder of the Company's shares and requested that he provide proof of beneficial ownership and the other documentation prescribed by Rule 14a-8(b)(2). The Company enclosed a copy of the Rules with its notification so that the Proponent could see and understand precisely what documentation Rule 14a-8(b)(2) requires. A copy of the Company's January 16 notification to the Proponent was attached as Exhibit B to my January 27 letter.

On January 30, 2003, the Proponent e-mailed to the Company a transmittal letter and attached documents.[2] Six copies of these documents are also attached to this letter.[3]

Staff Legal Bulletin 14, Section C(1)(c)(3) says that a broker's statement as to continuous ownership through a date which is not the date of submission of a proposal (such as May 30) does not prove continuous ownership through the date of submission (such as June 1). This is because "a shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal." See also *Moody's Corporation (March 7, 2002).*

The attached letter from the Proponent's broker, Fiserv Investor Services, Incorporated ("Fiserv") does not constitute proof of continuous beneficial ownership of Company stock for a period of one year ending on January 2, 2003, the date on which the Proponent submitted his

---

[2] You will note that Proponent inadvertently dated some of the attached documents January 31, 2003 (the 15th day after his receipt of the Company's notification of defects) but since the Company actually received all the documents from him by email on January 30, 2003 (the 14th day), the Company is not contesting that the Proponent responded on January 30.

[3] Except for copies of brokerage statements which the Proponent sent to the Company with the proviso that such brokerage statements not be transmitted to anyone who is not "required by law to view them." Because Staff Legal Bulletin 14, Section C(1)(c)(2) says that brokerage statements are not appropriate evidence of continuous securities ownership under Rule 14a-8, I do not believe the Division is required by law to view them.

Proposal to the Company. Rather, Fiserv's letter is dated January 30, 2003, and is based on its "records, as of January 30, 2003." Nowhere does Fiserv's letter even refer to January 2, 2003.

Because Fiserv's letter does not address the one-year period ending January 2, 2003, as required by Rule 14a-8(b), but rather the one-year period ending January 30, 2003, the Proponent has failed to provide the documentation required by Rule 14a-8(b) within the 14-day deadline imposed by Rule 14a-8(f).

Accordingly, the Proposal may be omitted pursuant to Rule 14a-8(b).

In closing, the Company reiterates its belief that, in addition to the above-described grounds for omitting the Proposal (both as originally submitted and as proposed to be amended on January 30, 2003), the Proposal should be omitted for the reasons set forth in my January 27, letter.

Sincerely yours,



Edward Young

EY:waw

Cc: Mr. Bradley C. McCurtain

Bradley C. McCurtain
15 Monument Square
Portland, ME 04101
775.0800

Friday, January 31, 2003

Robert G. Schwartz, Jr., Esq.
I-many, Inc.
537 Congress Street
Portland, ME 04101

Dear Mr. Schwartz,

In accordance with your letter to me of January 16 regarding deficiencies in the shareholder proposal that I presented to I-many on January 2, I am herewith attempting in good faith to correct the deficiencies that we discussed.

1. The enclosed/attached letter entitled "Shareholder Proposal To Conform" which I believe captures the spirit of the original shareholder proposal, but which should also bring that proposal into conformance. Please note that I have used the "track changes" feature in MS Word to show the changes from the original proposal.
2. The enclosed/attached "IntentToHold" states that my intention is to continue to hold the securities of I-many, and
3. I am attaching brokerage statements from the holder of record, Fiserv Securities, Inc., that show proof of consecutive ownership of at least 2,000 shares of I-many common stock for 12 months at the time that my proposal was submitted. I also own I-many stock in another retirement account, but the minimum holding is met through this account. So, I am not including those statements. All shares have been held in retirement account controlled by me and for which I am the sole beneficiary. The shareholder of record produced these written statements that I am providing to you. I would be happy to walk you through the statements if you are unable to interpret the security positions in I-many. <u>Please note that these brokerage statements that demonstrate this proof of ownership are confidential in nature and include other personal holdings of mine. You do not have my permission to share these with anyone other than those who are required by law to view them.</u> Fiserv Securities, Inc. has provided a written statement that can be used rather than these brokerage statements for any instance where public disclosure may be required.

The term "independent" should be self-explanatory and if not, the Company could allow shareholders to nominate and elect a representative and fulfill the intent of the proposal. I am most wiling to help define this or anything else in the Proposal, should further clarification be required.

Please note that I take strong issue with your counsel's opinion that the sprit of this Proposal has already been substantially implemented. If it had been, I would not have submitted this proposal on behalf of shareholders.

Based upon your letter to me and our subsequent telephone conversations, I believe that this information should clear outstanding deficiencies and any ambiguities in the Proposal.

Please know again that I am most wiling to provide guidelines to you, your outside counsel, your company, and to shareholders that will define any further ambiguities that are perceived here as well as to work with you to create procedures for implementing this Proposal.

Mr. Schwartz, I shared several good faith proposals with you in our telephone conversations that could provide shareholders with the confidence that, going forward, executive compensation will be awarded in the best interests of the company and not just in the best interests of a few favored insiders. Those suggestions would have avoided the need for a shareholder proposal such as this. But, I received no response to any of them from you or from your company or outside counsel, despite the assurance that you would disseminate the information to these individuals. Your company's management and governance seems unwilling to provide such comfort and reassurance to your shareholders unless and until it is mandated. They also seem intent on attempting to make this process as difficult as possible for me or any other shareholder.

Please keep in mind that I am a shareholder, who along with many other small investors, feels strongly that something is wrong in the compensation practices at I-many, a company into which we have invested our savings. I am not an attorney. Nor do I have the financial resources to hire one for something of this nature. I am saddened that I-many found it necessary to create a face-off between one of the country's largest law firms and a small shareholder who is attempting to put forth this legitimate, well-intentioned proposal. I am only trying to do what I believe is right for the common shareholders in the hope that that compensation practices can be administered fairly, which in turn, can help restore confidence in your company.

Thank you.

Blessings,

Bradley C. McCurtain

C: Securities and Exchange Commission, Office of Chief Counsel

Shareholder Proposal To Conform:

"Be it resolved that the Company's Compensation Committees shall be compromised of non-management Directors and the Company shall permit observer status at Committee meetings to at least one independent, non-director shareholder ~~all of whom shall be approved annually by a majority vote of shareholders~~."

Reason, the Compensation Committee has at times consisted of just two people, one of which is the CEO of the company. While the Committee has a separate subcommittee for executive stock option compensation, significant compensation and incentives have been awarded to the senior management team as well as to select members of the Board of Directors, including hundreds of thousands of stock options at the (then) all time low closing price of the Company's stock. Since the Company went public in July 2000, there has been little correlation between director/management compensation/incentives and the Company's earnings and/or stock performance. The Company has a small board that works very closely with management. While there are certainly exceptions to this, members of senior management of most public companies do not serve on their own Compensation Committees for obvious, conflict of interest, reasons.

~~Compensation to the key people who run our company should be independent of those close ties.~~ The Company has refused numerous written and oral requests to supply either rationale for or details of significant compensation awards that have been made to insiders and to directors in the past. For these and many other reasons, it is my hope that permitting "observer status" of an independent shareholder at Compensation Committee meetings will help restore confidence in the Company's compensation practices. "Independent" can be defined as being a shareholder who does not have any relevant financial conflict of interest with the Company i.e. a shareholder who does not receive any financial benefit from the Company other than through direct common stock ownership.

Bradley C. McCurtain, 15 Monument Square, Portland, ME 04101, owner of 5,000 shares makes this proposal. Such shares are held in two self-directed retirement accounts owned by Mr. McCurtain. The shares were purchased for long-term investment purposes. McCurtain is President of Maine Securities Corporation in Portland and is also an analyst who follows the Company.

Amy Catching
Compliance Manager

Phone 713-350-3807
Fax 713-350-3881

3900 St. James Place, Suite 120
Houston, TX 77056

Member NASD, SIPC


Fiserv

INVESTOR SERVICES, INCORPORATED

January 30, 2003

Mr. Bradley C. McCurtain
33 Mains Farm Road
Raymond, ME 04071-6807

Re: Account No. 12241950 and 12269920

Dear Mr. McCurtain:

Thank you for your recent inquiry regarding your above referenced brokerage accounts. During your telephone call, you requested a written statement from Fiserv Securities, Inc., verifying your continuous ownership of I-Many, Inc. ("IMNY").

Your request has been referred to the undersigned for a response. As the brokerage support center for Fiserv Securities, Inc., we have been able to review your account records, and according to those records, as of January 30, 2003, you own the following:

Account No.	No. of Shares	Closing Price 01/30/2003
12241950	4000	$1.20
12269920	1000	$1.20

Please accept this letter as confirmation that according to our files, you have continuously held IMNY for more than one year.

If we may be of further assistance, please do not hesitate to call us at 1.800.993.2037 between the hours of 9:00 AM and 4:00 PM Central Time, Monday through Friday.

Sincerely yours,

Amy Catching
Compliance Manager

Bradley C. McCurtain
15 Monument Square
Portland, ME 04101
775.0800

Friday, January 31, 2003

Robert G. Schwartz, Jr., Esq.
I-many
537 Congress Street
Portland, ME 04101

Dear Mr. Schwartz,

Please be advised that it my intention to continue to hold for the foreseeable future all of my current 5,000 shares of I-many that are being held through my retirement accounts. This would include the period through I-many's upcoming annual shareholder meeting.

Sincerely,

Bradley C. McCurtain

BRADLEY C. MCCURTAIN
15 MONUMENT SQUARE
PORTLAND, ME 04101
775.0800

Thursday, January 30, 2003

Robert G. Schwartz, Jr., Esq.
I-many, Inc.
537 Congress Street
Portland, ME 04101

Dear Mr. Schwartz,

In accordance with your letter to me of January 16 regarding deficiencies in the shareholder proposal that I presented to I-many on January 2, I am herewith attempting in good faith to correct the deficiencies that we discussed.

1. The enclosed/attached letter entitled "Shareholder Proposal To Conform" which I believe captures the spirit of the original shareholder proposal, but which should also bring that proposal into conformance. Please note that I have used the "track changes" feature in MS Word to show the changes from the original proposal.
2. The enclosed/attached "IntentToHold" states that my intention is to continue to hold the securities of I-many, and
3. I am attaching brokerage statements from the holder of record, Fiserv Securities, Inc., that show proof of consecutive ownership of at least 2,000 shares of I-many common stock for 12 months at the time that my proposal was submitted. I also own I-many stock in another retirement account, but the minimum holding is met through this account. So, I am not including those statements. All shares have been held in retirement account controlled by me and for which I am the sole beneficiary. The shareholder of record produced these written statements that I am providing to you. I would be happy to walk you through the statements if you are unable to interpret the security positions in I-many. Please note that these brokerage statements that demonstrate this proof of ownership are confidential in nature and include other personal holdings of mine. You do not have my permission to share these with anyone other than those who are required by law to view them. Fiserv Securities, Inc. has provided a written statement that can be used rather than these brokerage statements for any instance where public disclosure may be required.

The term "independent" should be self-explanatory and if not, the Company could allow shareholders to nominate and elect a representative and fulfill the intent of the proposal. I am most wiling to help define this or anything else in the Proposal, should further clarification be required.

Please note that I take strong issue with your counsel's opinion that the sprit of this Proposal has already been substantially implemented. If it had been, I would not have submitted this proposal on behalf of shareholders.

Based upon your letter to me and our subsequent telephone conversations, I believe that this information should clear outstanding deficiencies and any ambiguities in the Proposal.

Please know again that I am most wiling to provide guidelines to you, your outside counsel, your company, and to shareholders that will define any further ambiguities that are perceived here as well as to work with you to create procedures for implementing this Proposal.

Mr. Schwartz, I shared several good faith proposals with you in our telephone conversations that could provide shareholders with the confidence that, going forward, executive compensation will be awarded in the best interests of the company and not just in the best interests of a few favored insiders. Those suggestions would have avoided the need for a shareholder proposal such as this. But, I received no response to any of them from you or from your company or outside counsel, despite the assurance that you would disseminate the information to these individuals. Your company's management and governance seems unwilling to provide such comfort and reassurance to your shareholders unless and until it is mandated. They also seem intent on attempting to make this process as difficult as possible for me or any other shareholder.

Please keep in mind that I am a shareholder, who along with many other small investors, feels strongly that something is wrong in the compensation practices at I-many, a company into which we have invested our savings. I am not an attorney. Nor do I have the financial resources to hire one for something of this nature. I am saddened that I-many found it necessary to create a face-off between one of the country's largest law firms and a small shareholder who is attempting to put forth this legitimate, well-intentioned proposal. I am only trying to do what I believe is right for the common shareholders in the hope that that compensation practices can be administered fairly, which in turn, can help restore confidence in your company.

Thank you.

Blessings,

Bradley C. McCurtain

Shareholder Proposal To Conform:

"Be it resolved that the Company's Compensation Committees shall be compromised of non-management Directors and the Company shall permit observer status at Committee meetings to at least one independent, non-director shareholder ~~all of whom shall be approved annually by a majority vote of shareholders.~~"

Reason, the Compensation Committee has at times consisted of just two people, one of which is the CEO of the company. While the Committee has a separate subcommittee for executive stock option compensation, significant compensation and incentives have been awarded to the senior management team as well as to select members of the Board of Directors, including hundreds of thousands of stock options at the (then) all time low closing price of the Company's stock. Since the Company went public in July 2000, there has been little correlation between director/management compensation/incentives and the Company's earnings and/or stock performance. The Company has a small board that works very closely with management. While there are certainly exceptions to this, members of senior management of most public companies do not serve on their own Compensation Committees for obvious, conflict of interest, reasons.

~~Compensation to the key people who run our company should be independent of those close ties.~~ The Company has refused numerous written and oral requests to supply either rationale for or details of significant compensation awards that have been made to insiders and to directors in the past. For these and many other reasons, it is my hope that permitting "observer status" of an independent shareholder at Compensation Committee meetings will help restore confidence in the Company's compensation practices. "Independent" can be defined as being a shareholder who does not have any relevant financial conflict of interest with the Company i.e. a shareholder who does not receive any financial benefit from the Company other than through direct common stock ownership.

Bradley C. McCurtain, 15 Monument Square, Portland, ME 04101, owner of 5,000 shares makes this proposal. Such shares are held in two self-directed retirement accounts owned by Mr. McCurtain. The shares were purchased for long-term investment purposes. McCurtain is President of Maine Securities Corporation in Portland and is also an analyst who follows the Company.

BRADLEY C. MCCURTAIN
15 MONUMENT SQUARE
PORTLAND, ME 04101
775.0800

Thursday, January 30, 2003

Robert G. Schwartz, Jr., Esq.
I-many
537 Congress Street
Portland, ME 04101

Dear Mr. Schwartz,

Please be advised that it my intention to continue to hold for the foreseeable future all of my current 5,000 shares of I-many that are being held through my retirement accounts. This would include the period through I-many's upcoming annual shareholder meeting.

Sincerely,



Bradley C. McCurtain

Amy Catching
Compliance Manager

Phone 713-350-3307
Fax 713-350-3851

1900 St. James Place, Suite 120
Houston, TX 77056

Member NASD, SIPC



January 30, 2003

Mr. Bradley C. McCurtain
33 Mains Farm Road
Raymond, ME 04071-6507

Re: Account No 12241950 and 12269920

Dear Mr McCurtain:

Thank you for your recent inquiry regarding your above referenced brokerage accounts. During your telephone call, you requested a written statement from Fiserv Securities, Inc., verifying your continuous ownership of I-Many, Inc. ("IMNY").

Your request has been referred to the undersigned for a response. As the brokerage support center for Fiserv Securities, Inc., we have been able to review your account records, and according to those records, as of January 30, 2003, you own the following:

Account No.	No. of Shares	Closing Price 01/30/2003
12241950	4000	$1.20
12269920	1000	$1.20

Please accept this letter as confirmation that according to our files, you have continuously held IMNY for more than one year.

If we may be of further assistance, please do not hesitate to call us at 1.800.993.2037 between the hours of 9:00 AM and 4:00 PM Central Time, Monday through Friday.

Sincerely yours,

Amy Catching
Compliance Manager

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: I-many, Inc.
Incoming letter dated January 27, 2003

The original proposal mandates that the Compensation Committee shall be comprised of non-management directors and at least one independent, non-director shareholder. The revised proposal mandates that the Compensation Committee shall be comprised of non-management directors and shall permit a non-director shareholder to observe the meetings.

There appears to be some basis for your view that I-many may exclude the original proposal under rule 14a-8(i)(6). Accordingly, we will not recommend enforcement action to the Commission if I-many omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which I-many relies.

There appears to be some basis for your view that I-many may exclude the revised proposal under rule 14a-8(e)(2) because I-many received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if I-many omits the revised proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor